

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Roger Shannon
Chief Financial Officer
Lakeland Industries, Inc.
1525 Perimeter Parkway, Suite 325
Huntsville, AL 35806

> **Re:  Lakeland Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 12, 2024**
> **File No. 333-280783**

Dear Roger Shannon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aja Eiden at 202-551-6072 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:    Lori Metrock, Esq.